MUTUAL OF AMERICA

YOUR RETIREMENT COMPANY

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Comments on Post-Effective Amendment No. 38 under the Securities Act of 1933 and Amendment No. 39 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Tax Deferred Annuity Plan, Voluntary Employee Contribution Program, Individual Retirement Annuity, Flexible Premium Annuity)

(SEC File Nos. 002-90201 and 811-03996)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are responses to the comments that you provided by telephone to me and Elizabeth Edson on April 14, 2008 concerning Post-Effective Amendment No. 38 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 39 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission (the “Commission”) by Mutual of America (“MofA”) and Mutual of America Separate Account No. 2 (the “Registrant”) on February 29, 2008 with respect to the Tax Deferred Annuity Plan, Voluntary Employee Contribution Program, Individual Retirement Annuity, and Flexible Premium Annuity (the “TVIF Contracts”).  Certain comments provided on April 14, 2008 are not addressed here but were addressed in a separate letter filed on EDGAR on April 22, 2008 as per your request.

Per our telephone conversation of April 22, 2008, this letter is being filed at the same time as Post-Effective Amendment No. 39 under the Securities Act and Amendment No. 40 under the 1940 Act on Form N-4 for the TVIF Contracts (the “Registration Statement”).

Prospectus and Statement of Additional Information

1.

Comment:

Confirm that the minimum and maximum values shown for the “Total Underlying Fund Operating Expenses” reflects the maximum underlying fund fee, including any fund-of-fund fees, in accordance with Instruction 17 to Item 3 on Form N-4.

Response:

The Registrant has complied with Instruction 17 to Item 3 on Form N-4 and the minimum and maximum values shown for the “Total Underlying Fund Operating Expenses” are set forth in accordance with the requirements of Instruction 17.

2.

Comment:

With respect to the summary page of the prospectus, define or refer to definitions of terms the first time they appear in the document.

Response:

The disclosure on the first page of the Prospectus has been revised so that each type of contract is defined.  In addition, a cross-reference to the definition section in the prospectus has been added to the summary page.  See summary page of the prospectus for the TVIF Contracts (the “Prospectus”) in the Registration Statement filed herewith.

3.

Comment:

Disclose the range of state premium taxes as a percentage of premium in the “Tables of Annual Expenses.”

Response:

The requested disclosure has been added.  See page 1 of the Prospectus.

4.

Comment:

Separate the loan charges disclosure in the “Tables of Annual Expenses” and conform it to the fee table layout in the most recent Thrift Plan contracts prospectus.

Response:

The format of the disclosure has been conformed to the disclosure in the most recent Thrift Plan contracts prospectus (SEC File No. 033-11023).  See page 1 of the Prospectus.

5.

Comment:

The expense example must reflect maximum fees and expenses under the contract.  In addition please clarify footnotes (1) and (2) under the expense example.

Response:

The Registrant has verified that the expense examples reflect the maximum of all fees and expenses under the contract in accordance with the requirements of Item 3 of Form N-4.  Footnotes (1) and (2) have been deleted because Form N-4 does not require disclosure of how the contract fee is calculated for purposes of the fee table examples.   See page 2 of the Prospectus.

6.

Comment:

Under the heading “Charges under the Contracts” include loan charges.

Response:

The requested disclosure has been added under the heading “Charges under the Contracts” and the heading “Charges You Will Pay.”  See pages 5 and 16 of the Prospectus.

7.

Comment:

Under the heading “Our Payment of Account Value to You or a Beneficiary” describe the impact, if any, of a participant’s marital status on the right to make withdrawals.

Response:

The requested disclosure has been added.  See page 23 of the Prospectus.

8.

Comment:

Describe the limitations, if any, on the ability of a participant to borrow as a result of the 120% collateral requirement for non-trusteed loans.  In addition, clarify how the collateral for non-trusteed loans is selected and disclose that interest continues to accrue in the participant’s favor on the collateral while interest is being charged on the loan amount so in essence the net to the participant in effect is the difference between the two.

Response:

The disclosure has been revised to clarify (i) the limitations on a participant’s ability to borrow pursuant to a non-trusteed loan, (ii) the process for selecting collateral for non-trusteed loans and (iii) the manner in which interest will be credited on amounts held as collateral while the loan is outstanding.   See page 25 of the Prospectus.

9.

Comment:

Specify in numerical fashion the minimum rate for guaranteed credited interest in the General Account.

Response:

The requested disclosure has been added.   See page 30 of the Prospectus.

10.

Comment:

Under the heading “Performance Information for the Separate Account Funds” in the prospectus and under the heading “Yield and Performance Information” in the Statement of Additional Information (“SAI”), include disclosure addressing advertising standardized and non-standardized performance.

Response:

The requested disclosure has been added to the Prospectus and the SAI.  See pages 42-43 of the Prospectus and page 3 and 9 of the SAI.

11.

Comment:

Rearrange the listing of the SAI table of contents appearing at the end of the prospectus into one column.

Response:

The disclosure has been revised so that the table of contents appears as a single column.  See page 46 of the Prospectus.

12.

Comment:

Confirm that the disclosure under the heading “Legal Proceedings” in the SAI and the heading “Federal Tax Information” in the prospectus have been updated as necessary.

Response:

It has been determined that no additional disclosure is necessary under the heading “Legal Proceedings.”  Some minor changes were made to various disclosures pertaining to federal tax information throughout the Prospectus.

13.

Comment:

Confirm that the charges for the VEC contracts described in Appendix “C” are reflected in the “Tables of Expenses.”

Response:

The “Tables of Expenses” has been modified to include the fees and charges applicable to the VEC contracts.  See page 1 of the Prospectus.

14.

Comment:

Under the Prospectus subheading “Cancellation of Contract,” disclose that if a contract owner cancels their contract during the “free look” period, the contract owner will receive the greater of the premiums paid or the “account value.”

Response:

MofA and the Registrant provide for a “free look” right under the TVIF Contracts as required by applicable state insurance law.  Certain states require that a contract owner upon exercise of the “free look” right receive the surrender value under the contract, if greater than purchase payments made, and other states require a return of purchase payments.  In those latter states, MofA and the Registrant return to a contract owner exercising the “free look” right the purchase payments made, regardless of the surrender value of the contract, which is consistent with Rules 6e-2 and 6e-3(T) under the 1940 Act (collectively, the “Exemptive Rules”) with regard to variable life policies.  Under relevant state insurance law, a contract owner exercising the “free look” right returns the contract, and the contract is, in effect, cancelled as if i t had never been issued, which is presumably the reason that the Commission did not include exemptive relief from Section 22(d) when it adopted the Exemptive Rules.  As discussed with Mr. Oh of the Commission staff on April 28, 2008, MofA and the Registrant are of the view that the terms upon which a contract is cancelled pursuant to state mandated “free look” rights are a matter of state law and that the 1940 Act does not require different treatment under these circumstances.

PART C

15.

Comment:

Confirm the relevance of the exhibit entitled “Rules and Regulations of Mutual of America Separate Account No. 2.”

Response:

The reference to the “Rules and Regulations of Mutual of America Separate Account No. 2” has been deleted from the exhibit list in Item 24 of Part C in the Registration Statement.

16.

Comment:

For officers and directors who are not located at 320 Park Avenue, New

York City, list their complete addresses.

Response:

The requested disclosure has been added to Item 25 of Part C in the Registration Statement.

17.

Comment:

Include any separate accounts in response to Item 26 of Form N-4.

Response:

The disclosure in response to Item 26 of Part C of the Registration Statement has been revised to include a discussion of MofA’s separate accounts.

GENERAL

18.

Comment:

Confirm that all dates set forth in the prospectus are accurate and updated properly.

Response:

The requested review has been completed and the dates have been updated as necessary.

19.

Comment:

Please include the “standard representations” along with the response to the Commission staff comments.

Response:

We understand the “standard representations” to mean the “Tandy” letter.  MofA will file via EDGAR a “Tandy” letter along with this Commission staff comment response letter.

We appreciate the opportunity to respond to your comments.  If you have any further comments or questions regarding this filing, please contact me at (212) 224-1562 or Elizabeth Edson at (212) 224-1564.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin

MUTUAL OF AMERICA
YOUR RETIREMENT COMPANY

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Mutual of America Life Insurance Company (“MofA”)

Separate Account No. 2 (TVIF) (the “Registrant”)

Form N-4 Registration Statement

Post-Effective Amendment No. 39 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 40 under the Investment Company Act of 1940, as amended (“1940 Act”)

File Nos. 002-90201 and 811-03996 (“filing”)

Ladies and Gentlemen:

MofA and the Registrant filed Post-Effective Amendment No. 39 under the 1933 Act and Amendment No. 40 under the 1940 Act to the above-referenced Registration Statement on Form N-4 on April 30, 2008.

In connection with this filing, the Registrant acknowledges that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.

The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas L. Martin

Thomas L. Martin

Senior Vice President and

Associate General Counsel

TLM/kc